UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): November 25, 2020

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Effective November 25, 2020, pursuant to the Rate Change Notice issued August 27, 2020, the Interest Rate on Senior Secured Demand Notes of Iron Bridge Mortgage Fund, LLC (the “Company”) was reduced from six percent (6%) to five and one-half percent (5.5%).

On November 25, 2020, the Company issued a further Rate Change Notice (the “Follow-on Rate Change Notice”) announcing that the Interest Rate on the Senior Notes will be further reduced from five and one-half percent (5.5%) to five percent (5%), effective February 23, 2021. A copy of the Follow-on Senior Note Rate Change Notice is attached hereto as Exhibit 16.1.

Exhibits

16.1	Senior Note Rate Change Notice, dated November 25, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: November 25, 2020	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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